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                                 HOLLINGER INC.
                                 STATUS UPDATE

         Toronto, Ontario, Canada, April 20, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

         On April 19, 2005, the Delaware Supreme Court issued its ruling denying Hollinger's appeal of certain decisions of the Delaware Chancery Court invalidating amendments to the by-laws of Hollinger International Inc. ("Hollinger International"), affirming the validity of the shareholder rights plan (commonly known as a "poison pill") of Hollinger International and requiring Hollinger to repay certain non-compete payments to Hollinger International of approximately US$16.55 million together with interest.

         On April 13, 2005, Hollinger announced that it had served formal notice on The Ravelston Corporation Limited ("Ravelston") to vacate premises occupied by it and related companies in Hollinger's head office building located at 10 Toronto Street, Toronto, not later than May 31, 2005. The related companies include Argus Corporation Limited ("Argus"). In addition, Hollinger has taken steps to immediately seize shares held by Ravelston in Hollinger, Argus and other Ravelston related companies. These shares are part of the collateral for debt in the amount of approximately $15 million owing by Ravelston to Hollinger, which debt is in default. The collateral represents part of the direct and indirect control position held by Ravelston in Hollinger. This action by Hollinger is separate from its recently announced lawsuit against Conrad Black, Ravelston and related parties for monetary damages in the amount of $550 million and reimbursement of amounts owing by Ravelston to Hollinger in the amount of approximately $86 million plus accrued interest and costs.

         On April 11, 2005, Hollinger confirmed that it had been advised by counsel representing Catalyst Fund General Partner I Inc. ("Catalyst") that it will apply to the Ontario Superior Court of Justice to remove the current Board of Directors of Hollinger, or alternatively to appoint Catalyst nominees to the Board to prosecute litigation on behalf of Hollinger, to appoint a receiver to pursue remedies against Ravelston and related parties, to subject the shares of Hollinger held by Ravelston and related parties to a voting trust and to cancel certain protections put in place for the independent Hollinger Directors. A date for the Court to deal with Catalyst's latest application has not yet been fixed. Catalyst is the principal holder of Hollinger's non-voting Series II Preference Shares and has publicly announced that it recently purchased an approximate 2.5% common shareholding in Hollinger. The Board of Directors of Hollinger indicated it will respond formally in due course, but reiterated its previous position that the Board has at all times acted with the best interests of all shareholders in mind, including bringing a $636 million lawsuit against Ravelston and related interests, cooperating fully with the Court

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appointed inspector and regulatory agencies and passing landmark corporate governance reforms which place Hollinger at the forefront of Canadian companies in terms of transparency and accountability.

Financial Statements

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International Inc.'s 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission, which included audited financial statements and related management discussion and analysis ("MD&A") for the year ended December 31, 2003 and restated audited financial results for the years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new accounting standard. On January 21, 2005, Hollinger International filed its audited financial statements, MD&A and renewal Annual Information Form ("AIF") for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

         In its news release of April 1, 2005, Hollinger International stated that it was not able to file its annual financial statements, MD&A and AIF for the year ended December 31, 2004 on a timely basis as required by Canadian securities legislation. Hollinger International has also not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. Hollinger International also stated that it is continuing to work with its external auditors to conclude the work required to complete and file its outstanding financial statements, MD&A and AIF.

         Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis, as described below (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by management of Hollinger and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

         It is Hollinger's intention to complete and publicly disclose an unaudited consolidated balance sheet as at December 31, 2004, together with notes thereto, prepared on an alternative basis similar to that of the Alternative Financial Information described above.
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Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided seven interim reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

         In its Seventh Report, the Inspector advises that it intends to deliver a supplement to the Seventh Report to support its adjourned motion to seek an Order of the Court to permit it to examine former senior management of Hollinger, including Conrad (Lord) Black, F. David Radler and J.A Boultbee. The motion to compel the examinations of former senior management of Hollinger is scheduled to be heard on April 25, 2005 before Justice Colin L. Campbell. The Inspector intends to provide the Court with a further workplan for the continuation of the inspection in the supplement to the Seventh Report.

         To April 15, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$6.39 million.

Supplemental Financial Information

         As of the close of business on April 15, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$73.8 million of cash or cash equivalents, including restricted cash other than as described separately below, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the April 15, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$10.26, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$161,830,189. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.0 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors and officers; and (b) approximately US$5.5 million in cash with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$159.2 million aggregate collateral securing the

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US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

         Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com